Document Security Systems, Inc.

200 Canal View Boulevard

Suite 300

Rochester, NY 14623

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Office of Mergers and Acquisitions

Division of Corporation Finance

Attention: Christina Chalk

November 12, 2019

Re:	Document Security Systems, Inc.
PRE 14A filed on November 4, 2019
File No. 1-32146

Ladies and Gentlemen:

Document Security Systems, Inc. (the “Company”) is hereby submitting an Amendment to a Preliminary Proxy Statement on a Form PREC14A (“Submission No. 2”). The Company previously submitted a Preliminary Proxy Statement on Form PRE 14A on November 4, 2019 (“Submission No. 1”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to Submission No. 1 received on November 7, 2019 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 2 and all references to page numbers in such responses are to page numbers in Submission No. 2.

Preliminary Proxy Statement filed on November 4, 2019

1.	Since this is a contested solicitation involving a director election contest, the correct EDGAR “tag” is PREC14A. Please revise in your next filing of the amended preliminary proxy statement.

Response: The Company respectfully acknowledges the Staff’s comment and has reflected the correct EDGAR “tag” of PREC14A for Submission No. 2.

2.	Please mark the proxy statement as preliminary. See Rule 14a-6(e)(1).

Response: The Company respectfully acknowledges the Staff’s comment and marked Submission No. 2 to reflect its filing as a preliminary proxy statement.

3.	Please fill in the blanks throughout the proxy statement. Information subject to change may be bracketed.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures throughout Submission No. 2 to fill in all appropriate blanks. Information subject to change has been bracketed.

4.	Include a background section detailing the events and contacts with the dissidents leading up to this contest.

Response: The Company respectfully acknowledges the Staff’s comment and included a background section of events and contacts with the dissidents in Submission No. 2.

Transactions with Related Persons

5.	We note the disclosure that days before the record date for this annual meeting, the Company sold 6,000,000 additional shares to the Chairman of the Board, Fei Hang Chan. To present this sale in context, disclose the percentage increase in Mr. Chan’s holdings as a result of the November 1, 2019 purchase.

Response: The Company respectfully acknowledges the Staff’s comment and reflected in Submission No. 2 the percentage increase in Mr. Chan’s holdings as a result of the November 1, 2019 purchase.

Proposal 1. Election of Directors

6.	For each of the nominees, provide dates for the positions listed that they have held over the last five years.

Response: The Company respectfully acknowledges the Staff’s comment and reflected the biographical disclosures in Submission No. 2 to address the Staff’s comment.

Form of Proxy

7.	Please file a form of proxy card (marked preliminary) with your revised preliminary proxy statement

Response: The Company respectfully acknowledges the Staff’s comment and has filed a form of proxy card (marked preliminary) with our revised proxy statement.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact our counsel, Jay Yamamoto, at (646) 810-0604 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Frank D. Heuszel
Frank D .Heuszel

cc:	Jay Yamamoto, SRF LLP (via email)
Wei Heng Fai Ambrose Chan, Document Security Systems, Inc. (via email)